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                                                                    SUB-ITEM 77M

                                     MERGERS

                                AIM GROWTH SERIES
     ATLANTIC WHITEHALL MID-CAP GROWTH FUND TO AIM MID CAP CORE EQUITY FUND

On June 16-17, 2009, the Board of Trustees of AIM Growth Series ("AGS") approved an Agreement and Plan of Reorganization. On September 14, 2009, at a Special Meeting for Shareholders of Atlantic Whitehall Mid-Cap Growth Fund, an investment portfolio of Atlantic Whitehall Funds Trust (the "Trust"), shareholders approved the Agreement and Plan of Reorganization that provided for the combination of Atlantic Whitehall Mid-Cap Growth Fund with AIM Mid Cap Core Equity Fund, an investment portfolio of AGS, (the "Reorganization"). Pursuant to the Agreement and Plan of Reorganization, on September 21, 2009, all of the assets of Atlantic Whitehall Mid-Cap Growth Fund were transferred to AIM Mid Cap Core Equity Fund. AIM Mid Cap Core Equity Fund assumed all of the liabilities of Atlantic Whitehall Mid-Cap Growth Fund and AGS issued Class Y shares of AIM Mid Cap Core Equity Fund to Atlantic Whitehall Mid-Cap Growth Fund's Institutional Class shareholders. The value of each Atlantic Whitehall Mid-Cap Growth Fund shareholder's account with AIM Mid Cap Core Equity Fund immediately after the Reorganization was the same as the value of such shareholder's account with Atlantic Whitehall Mid-Cap Growth Fund immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction. No initial sales charge was imposed in connection with the Reorganization.

FOR A MORE DETAILED DISCUSSION ON THE REORGANIZATION, PLEASE SEE THE AGREEMENT AND PLAN OF REORGANIZATION FILED HEREIN UNDER ITEM 77Q1(G). THE AGREEMENT AND PLAN OF REORGANIZATION WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OR ABOUT AUGUST 11, 2009 UNDER ACCESSION NUMBER 0000950123-09-033622.